SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)

                                      And

                                  Schedule 13D
                                (Amendment No. 9)

         Pursuant to Section 13D of the Securities Exchange Act of 1934

                          KLLM TRANSPORT SERVICES, INC.
                       (Name of Subject Company (Issuer))

                                  ROBERT E. LOW
                              LOW ACQUISITION, INC.
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
             (Including Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                    482498102
                      (CUSIP Number of Class of Securities)

                                  ROBERT E. LOW
                               2740 NORTH MAYFAIR
                           SPRINGFIELD, MISSOURI 65803
                            TELEPHONE: (800) 848-4560
                            FACSIMILE: (417) 521-6864
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:

                             ROBERT H. WEXLER, ESQ.
                         GALLOP, JOHNSON & NEUMAN, L.C.
                                101 SOUTH HANLEY
                            ST. LOUIS, MISSOURI 63105
                            TELEPHONE: (314) 862-1200
                            FACSIMILE: (314) 862-1219


                            CALCULATION OF FILING FEE
              ===================================================

             Transaction Valuation*             Amount of Filing Fee
             ----------------------             --------------------
                   $32,253,966                           $6451
              ====================================================

* Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of all outstanding shares of common stock, par value $1.00 per share, of KLLM Transport Services, Inc. (the "Common Stock"), a Delaware corporation (the "Company"), including the related preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") at a per Share price of $7.75 in cash, without interest. Based on the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1999, there were (i) 4,101,468 Shares issued and outstanding (as of March 24, 2000), (including the 539,600 Shares owned by the Filing Persons); (ii) 9,334 Shares subscribed for by the Company's employees under the Company's employee stock option plan; and (iii) 51,000 Shares issuable under the Company's incentive stock option plan which are currently exercisable. Based on the foregoing, the transaction value is equal to the product of 4,161,802 Shares and $7.75 per share. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $6451          Filing Party:   Robert E. Low;
                                                           Low Acquisition, Inc.

Form or Registration No.:   Schedule TO    Date Filed:     April 12, 2000

[  ]     Check  the  box  if  the   filing   relates   solely   to   preliminary
         communications made before the commencement of a tender offer:

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]  third-party  tender offer subject to Rule 14d-1.

         [ ] issuer tender offer subject to Rule 13e-4.

         [ ] going-private transaction subject to Rule 13e-3.

         [X] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

CUSIP NO. 482498102                    13D
--------------------------------------------------------------------------------
1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

         Robert E. Low

--------------------------------------------------------------------------------
2.       Check  the  Appropriate  Box  if a  Member  of a  Group

         (a)  | |  (See Instructions)

         (b)  |X|*

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)

         PF and OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) |_|

 -------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         United States Citizen
--------------------------------------------------------------------------------
Number of          7.   Sole Voting Power
Beneficially
Owned by                539,600
Each           -----------------------------------------------------------------
Reporting          8.   Shared Voting Power
Person With
               -----------------------------------------------------------------
                   9.   Sole Dispositive Power

                        539,600
               -----------------------------------------------------------------
                  10.   Shared Dispositive Power

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         539,600
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

         |_| (See Instructions)

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount In Row (11)

         13.17%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

* On April 28, 2000, Mr. Low withdrew the filing of his Consent Solicitation which, if successful, would have, among other things, removed the entire current Board of Directors of the Subject Company and replaced those directors with Mr. Low's nominees, including Richard D. Hoedl and C. Stephan Wutke. Although no formal agreements among Messrs. Low, Hoedl and Wutke existed, there was an understanding that such persons would act in concert in voting their shares of the common stock of the Subject Company in favor of those actions proposed by Mr. Low as set forth in the Consent Solicitation. In connection with the above described withdrawal, Messrs. Low, Hoedl and Wutke no longer have any understanding with respect to the voting of their shares of common stock of the Subject Company. Additionally, there currently exist no agreements, arrangements or understandings among Messrs. Low, Hoedl and Wutke regarding their ownership of the common stock of the Subject Company. Accordingly, each of Messrs. Hoedl and Wutke is no longer a Reporting Person as a result of group membership with Mr. Low or otherwise.

                                   SCHEDULE TO


         On April 12, 2000, Low Acquisition, Inc., a Delaware corporation (the "Purchaser") wholly-owned by Robert E. Low, an individual currently residing in Springfield, Missouri ("Parent"), filed a Tender Offer Statement on Schedule TO in which the Purchaser commenced an offer to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of KLLM Transport Services, Inc., a Delaware corporation (the "Company"), and the associated preferred stock purchase rights of the Company (the "Rights" and, together with the Common Stock, the "Shares"), which are not owned by Parent or his affiliates at a price per share of $7.75 per Share, net to the seller in cash. The Offer to Purchase, dated April 12, 2000 (the "Offer to Purchase") and the related Letter of Transmittal together, as previously, hereby or hereafter amended or supplemented, constitute the Offer. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with the Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B).

         This Amendment constitutes Amendment No. 3 to the Schedule TO to supplement and amend the previously filed Schedule TO, as heretofore amended, filed by Purchaser and Parent, and Amendment No. 9 to the Schedule 13D of Parent to supplement and amend the previously filed Schedule 13D, as heretofore amended. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the Schedule TO.

ITEM 12. EXHIBITS.


         Item  12  is  hereby  amended  and  supplemented   with  the  following
information:


(a)(1)(L) Letter to Stockholders of KLLM Transport Services, Inc. from Robert E. Low, dated May 2, 2000, summarizing the various amendments made to the Offer.

                                    SIGNATURE


         After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of May 4, 2000 that the information set forth in this statement is true, complete and correct.



      SCHEDULE TO                             SCHEDULE 13D

      LOW ACQUISITION, INC.


      By: /s/ Robert E. Low                    /s/ Robert E. Low
          -------------------------------      ---------------------------------
      Name:  Robert E. Low                     Robert E. Low
      Title: President

      /s/ Robert E. Low
      -----------------------------------
      Robert E. Low

                                  EXHIBIT INDEX


 Exhibit            Description
 -------            -----------

(a)(1)(A)*          Offer to Purchase, dated April 12, 2000.

(a)(1)(B)*          Letter of Transmittal.

(a)(1)(C)*          Notice of Guaranteed Delivery.

(a)(1)(D)*          Form   of letter to  clients for  use  by  Brokers, Dealers,
                    Commercial Banks, Trust Companies and Nominees.

(a)(1)(E)* Form of letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)* Press release issued by Parent and Purchaser, dated April 12, 2000, announcing the commencement of the Offer.

(a)(1)(H)*          Summary Advertisement, dated April 12, 2000.

(a)(1)(I)* Confidentiality Agreement entered into by and among Morgan Keegan & Company, Inc., Robert E. Low and Low Acquisition, Inc., effective as of April 26, 2000.

(a)(1)(J)* Press Release issued by Parent, dated April 27, 2000, announcing, among other things, the agreement of Parent and Purchaser to participate in the auction process.

(a)(1)(K)* Press Release issued by Parent, dated May 1, 2000, announcing, among other things, the extension of the Expiration Date from midnight, New York City time on May 9, 2000 to midnight, New York City time on May 30, 2000.

(a)(1)(L) Letter to Stockholders of KLLM Transport Services, Inc. from Robert E. Low, dated May 2, 2000, summarizing the various amendments made to the Offer.

---------------------

*     Previously filed.